


RECD S.E.C.
SEP 27 2005
1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

Form 11-K
Annual Report

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Years Ending December 31, 2003

National Commerce Financial Corporation Investment Plan

SunTrust Banks, Inc.
303 Peachtree Center Avenue
Suite 275
Atlanta, GA 30303



KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Consent of Independent Registered Public Accounting Firm

The Board of Directors
SunTrust Banks, Inc.:

We consent to incorporation by reference in the Registration Statement (No. 333-86306) on Form S-8 of SunTrust Banks, Inc. of our report dated September 24, 2004, relating to the statements of net assets available for benefits of the National Commerce Financial Corporation Investment Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2003 Annual Report on Form 11-K of National Commerce Financial Corporation Investment Plan.

KPMG LLP

Memphis, Tennessee
August 19, 2005

KPMG


SEC MAIL
RECEIVED
PROCESSING
SEP 2 7 2005
WASH, D.C.
213
SECTION

NATIONAL COMMERCE FINANCIAL CORPORATION INVESTMENT PLAN

Financial Statements and Supplemental Schedules

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN

Table of Contents



KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Report of Independent Registered Public Accounting Firm

The Participants and Administrator of
National Commerce Financial Corporation Investment Plan:

We have audited the accompanying statements of net assets available for benefits of National Commerce Financial Corporation Investment Plan as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of National Commerce Financial Corporation Investment Plan as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003 and reportable transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

KPMG LLP

September 24, 2004

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

Assets	2003	2002
Investments at estimated fair value	$ 223,592,921	193,610,988
Receivables:		
Employer's contribution	138,477	142,787
Participants' contribution	358,883	355,769
Interest and dividends	420,753	430,706
Employer receivable – fee reimbursement (note 5)	646,227	646,227
Total receivables	1,564,340	1,575,489
Cash	1,038,470	1,081,203
Net assets available for plan benefits	$ 226,195,731	196,267,680

See accompanying notes to financial statements.

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Investment income:		
Net appreciation (depreciation) in fair value of investments	$ 33,985,682	(13,460,911)
Dividends – NCFC common stock	1,806,983	1,662,105
Interest	44,317	90,938
Total investment income (loss)	35,836,982	(11,707,868)
Contributions:		
Participants	13,809,602	11,464,001
Employer	4,474,492	3,825,938
Total contributions	18,284,094	15,289,939
Transfer of assets to other plans	(1,277,515)	—
Benefit payments	(22,915,510)	(24,444,105)
Other	—	(114,874)
Net increase (decrease)	29,928,051	(20,976,908)
Net assets available for benefits:		
Beginning of year	196,267,680	217,244,588
End of year	$ 226,195,731	196,267,680

See accompanying notes to financial statements.

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1) Description of the Plan

The following description of National Commerce Financial Corporation Investment Plan (the Plan), formerly the National Bank of Commerce ESOP/TIRA Plan, provides only general information. Participants should refer to the Plan agreement and National Commerce Financial Corporation Employee Benefit Handbook for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan. The assets of the Plan are primarily invested directly in common stock of National Commerce Financial Corporation, sponsoring employer, to be held in trust for Plan participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Employees become eligible to participate in the Plan following completion of six months of service.

(b) Contributions

Participants may elect to defer up to 20% of compensation, as defined, subject to regulatory limitations. Elections may be changed by written notification or via the First Mercantile Trust Company, the plan administrator, website. Participants may direct contributions into several investment options.

The Plan Sponsor, National Commerce Financial Corporation (NCFC) and its affiliates, may match 50% of the participants' basic contributions, not to exceed 6% of the participants' salary. The Plan Sponsor may also make discretionary contributions to the Plan. Allocation of matching and discretionary contributions is made only to those participants who are employed on the last day of the Plan year and who have 1,000 hours of service or more during the Plan year. There were no discretionary contributions during 2003 or 2002.

(c) Distributions

Distributions are made in cash or in kind as elected by the participant. However, the portion of the participant's account, which is an ESOP and attributable to NCFC common stock, may be received in the form of NCFC common stock.

(d) Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) plan earnings or losses, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants may direct contributions into several investment options.

(e) Vesting

Participants have a fully vested interest in employee elective deferrals, qualified matching contributions, and qualified Non-Elective Contributions.

(Continued)

Participants are fully vested in employer matching contributions and regular ESOP contributions after 5 years of service. Forfeitures are determined at the end of the Plan year in which the Participant terminates service, unless the participant has attained normal retirement age. Forfeitures are used to reduce employer contributions.

(f) Participant Loans

Loans may be made to participants to the extent that such loan, when added to the outstanding balance of all other loans to the participant or beneficiary, would not exceed the lesser of (a) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans during the one-year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made, or (b) one-half the present value of the nonforfeitable accrued benefit of the participant. Repayment of principal and interest is amortized in level payments, at least quarterly, over a period not to exceed five years from the date of the loan, unless such loan is used to acquire a residence for the participant. Loans are collateralized by 50% of the participant's vested balance, bearing interest at a rate determined by NCFC. Interest rates on loans outstanding of $2,339,616 and $1,886,004 at December 31, 2003 and 2002, respectively, ranged from 4.0% to 10.5% in 2003 and was 4.75% to 10.5% in 2002.

(g) Forfeitures

At December 31, 2003 and 2002, forfeited nonvested accounts totaled $16,304 and $69,349, respectively. These accounts will be used to reduce future employer contributions. Employer contributions were reduced by $270,000 and $74,269 from forfeited nonvested accounts in 2003 and 2002, respectively.

(h) Benefits

On termination of service due to disability, retirement or for termination of service for other reasons, a participant may elect to receive the value of the participant's vested interest in his or her account in either a lump-sum amount or annual installments not to exceed 30 years in duration. For termination of service due to death, the participant's beneficiary will receive the value of the vested interest in his or her account as a lump-sum distribution.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Investment Valuation and Income Recognition

Common stock is stated at estimated fair value as determined by quoted market price on the last business day of the Plan year. The collective investment funds are stated at fair value as determined by quoted market prices which represent the net asset values of shares held by the Plan at year end. Loans to participants are valued at their outstanding balances, which approximates fair value.

(Continued)

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recognized as earned. Dividends are recorded on the ex-dividend date.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(d) Benefits

Benefits are recorded when paid.

(3) Transfer of Assets to Other Plans

During 2003, approximately $1.3 million of assets of the Plan were spun off to an unrelated successor plan.

(4) Investments

During the years ended December 31, 2003 and 2002, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2003	2002
Net realized and unrealized appreciation (depreciation) in fair value:		
Common stock	$ 17,958,610	(4,970,001)
Collective investment funds	16,027,072	(8,490,910)
	$ 33,985,682	(13,460,911)

Investments that represent 5% or more of the Plan's net assets at December 31, 2003 and 2002, are separately identified as follows:

	2003	2002
National Commerce Financial Corporation common stock	$ 127,268,226	123,034,674
FMT/Vanguard 500 Index	15,912,199	10,938,550
FTM/Dodge & Cox Balanced Fund	14,104,399	—
Money Market Fund	13,683,946	12,704,255

(Continued)

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and schedules.

(5) Transactions with Parties-In-Interest

The Plan has a receivable balance of $646,227 due from the Plan Sponsor for reimbursement of trustee fees and related investment earnings at December 31, 2003 and 2002. The receivable was established upon the determination that the trustee fees paid by the Plan to the Plan Sponsor since 1995 were prohibited transactions under rules established by the Department of Labor.

(6) Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31, 2003	December 31, 2002
Investments at estimated fair value:		
National Commerce Financial Corporation common stock	$ 52,877,053	53,122,192
Collective Investment Funds	998,945	923,482
Total investments	53,875,998	54,045,674
Accrued interest and dividends	381,668	371,154
Net assets	$ 54,257,666	54,416,828

	Year ended December 31, 2003	Year ended December 31, 2002
Change in net assets:		
Net appreciation (depreciation) in fair value of investments	$ 6,723,816	(2,682,122)
Dividends	1,502,290	1,433,713
Benefit payments	(8,272,158)	(13,155,860)
Interfund transfers	(113,110)	1,750,803
	$ (159,162)	(12,653,466)

(7) Income Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated September 27, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8) Events (Unaudited) Subsequent to the Date of the Report of Independent Registered Accounting Firm

NCFC was acquired by SunTrust Banks, Inc. (STI) on October 1, 2004. STI merged the Plan into a qualified STI plan during 2005.

As of September 30, 2004, the employer receivable – fee reimbursement of $646,227 was paid in full by the Plan Sponsor to the Plan.

Schedule 1

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue	Description		Cost	Fair value
* National Commerce Financial Corporation common stock	4,665,258	shares	$ 117,735,750	127,268,226
Collective Investment Funds:				
* Money Market Fund	9,488,902	units	13,410,238	13,683,946
* FMT/Strong Government Fund	545,187	units	6,664,116	7,422,064
* Brandywine Asset Management Fund	241,306	units	3,305,906	4,116,974
* FMT/Managers Special Equity Fund	463,840	units	4,261,335	4,946,573
* Dresdner RCM Growth Stock Fund	214,173	units	6,630,267	6,619,411
* Amerindo BioTech/High Tech Fund	133,991	units	822,067	1,033,193
* Brandes International Equity Fund	123,584	units	2,642,330	3,461,516
* FMT/Dodge & Cox Balanced Fund	1,149,840	units	11,722,924	14,104,399
* FMT/Janus Worldwide Fund	376,560	units	3,447,807	3,414,456
* Payden & Rygel Fund	205,588	units	2,718,092	3,089,101
* FMT/Longleaf Partners Fund	423,468	units	5,359,287	6,586,919
* FMT/Vanguard 500 Index Fund	1,855,261	units	15,387,431	15,912,199
* Met West Value Stock Account	595,394	units	5,482,733	6,063,847
* Westcap Investors Fund	22,857	units	816,076	836,214
* Commerce Capital Management	265,197	units	2,418,244	2,694,267
Total Collective Investment Funds			85,088,853	93,985,079
*Loan Fund – Participant loans, interest rate range of 4.0% to 10.5%.	443	loans	2,339,616	2,339,616
Total investments			$ 205,164,219	223,592,921

* Indicates a party-in-interest to the Plan.

See accompanying independent auditor's report.

Schedule 2

NATIONAL COMMERCE FINANCIAL CORPORATION INVESTMENT PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2003

Identity of issue	Purchase price	Sales price	Cost	Net gain or (loss)
Sales:				
* National Commerce Financial Corporation common stock	$ —	11,967,278	11,679,019	288,260
* Money Market Fund	11,190,891	10,260,619	10,333,733	(73,114)

* Indicated a party-in-interest to the Plan.

See accompanying independent auditors' report.